

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Lawrence Kam
General Partner
Sonic Fund II, L.P.
400 Hobron Lane, Suite 3709
Honolulu, HI 96815

> **Re: Adverum Biotechnologies, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 7, 2021 by Sonic Fund II, L.P., et al.**
> **File No. 001-36579**

Dear Mr. Kam,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement filed on Schedule 14A

General

1. Section 14(a), by its terms, applies to "any person" who solicits or "permit[s] the use of his name to solicit any proxy or consent…" and requires such persons to comply with Regulation 14A. Please advise us, with a view toward revised disclosure, why the cover page of Schedule 14A does not identify you as a person filing the proxy statement. On the basis of your service as general partner of Sonic Fund II alone, it appears you may be a participant as determined under Instruction 3 to Item 4 of Schedule 14A. We also note that the narrative within the proxy statement characterizes you as a participant when the term is defined for purposes of this proxy statement. Refer to Rule 14a-101 of Regulation 14A.

2. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants will subsequently provide any omitted information in a supplement in order to mitigate that risk.

Background to the Solicitation, page 3

3. The chronology begins with an entry dated March 15, 2021. Please advise us, with a view toward revised disclosure, how this date was selected as the first materially relevant date.

Proposal No. 1 | Election of Directors, page 6

4. The participants explain a vote to elect their nominees "will have the legal effect of replacing up to three incumbent directors, and filling two additional vacancies on the Board." Given the registrant's representation that only three director seats will be available, please also revise to state, if true, that any dispute regarding the number of director seats available will be settled in a court of competent jurisdiction. To further obviate the risk security holders may believe voting for all five director candidates could unequivocally result in the maximum of all five nominees being elected, please include clarifying disclosure explaining as few as three of the participants' five nominees may be elected at the annual meeting even if all five director candidates receive sufficient shareholder support for their election.

5. The statement explaining that if all of its nominees are elected, "such Nominees will represent a minority of the [ ] Board and there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board" appears to be in need of further qualification. If the instant counter-solicitation is successful, and three of Sonic's nominees join two current members of the Board that Sonic has previously designated, the newly-constituted Board would then be comprised of five of nine directors. Given that potential election outcome, a majority of directors not nominated by the registrant will have originated through Sonic's proactive involvement. Please revise or advise.

Solicitation of Proxies, page 13

6. Please refer to the following representation: "…through the date hereof, its expenses in connection with this solicitation are approximately…" This formulation suggests that the expenses could be limited to a single entity, such as Saratoga. Please be advised that Item 4(b) of Schedule 14A requires disclosure of all expenses incidental to the conduct of the solicitation, including fees for attorneys, incurred by the participants. Please remove the potential implication that the proxy solicitor expenses have been limited to only the planned reporting of solicitation expenses. See Instruction 1 to Item 4(b) of Schedule 14A.

Additional Participant Information, page 13

7. The disclosure indicates that "[e]ach Participant in this solicitation is a member of a 'group' with the other Participants for the purposes of Section 13(d)(3)…" The amendment to Schedule 13D filed by certain participants on April 9, 2021, however, did not include all of the participants as joint filers. Please revise the preliminary proxy statement to reconcile this inconsistency. For example, the reference to "each participant" should be qualified to indicate, if true, that the participants believe that only the participants who are beneficial

owners may be considered members of a group as determined under Section 13(d)(3).

<u>Form of Proxy</u>

8. Please refer to the following representation appearing in bold typeface: "If no direction is indicated with respect to the proposals on the reverse, this proxy will be voted…" At present, the disclosure only implies that proxies will be voted by identifying the contingency to which the proxy holders will be subject to voting in accordance with their stated preference. Please revise to explicitly provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted and that where the person solicited specifies a choice, the proxy will be voted in accordance with the specifications so made. See Rule 14a-4(e) of Regulation 14A.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Christopher P. Davis, Esq.
        Alex Shiekman, Esq.